Exhibit 99.2

1 August 25, 2026 Acquisition of IPS Group Creating a Full - Stack Platform in Smart Parking 1

Important Disclosures

Forward-looking statements, non-GAAP financial measures referenced in this presentation and Trademarks

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Management estimates contained in this presentation are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from the Company's internal research, and are based on assumptions made by the Company upon review of such data, and the Company's experience in, and knowledge of, the industry and markets in which the Company operates. Although the Company believes these management estimates are reasonable, projections, assumptions and estimates of the future performance of the industry in which the Company operates and the Company's future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by the Company. Industry publications, research, surveys and studies generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this presentation.

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Transaction Summary

IPS Overview	▪ **A provider of a fully integrated smart parking technology solutions** for municipalities, private operators and universities ▪ Founded in 2000 and headquartered in San Diego, CA, **serves 550+ customers** across US, UK, Ireland, and Canada, **managing 250k+ parking spaces** ▪ **2026E Revenue of over $90M** with a **>60% recurring revenue mix,** representing **~20% strong organic revenue growth** compared to FY 2025 and **Adj. EBITDA of ~$21M,** alongside with strong **free cash flow generation and ~80% conversion**(1)
Transaction Overview	▪ Nayax will acquire IPS for a **purchase price of $350M on a cash-free, debt-free basis,** payable entirely in cash ▪ Purchase price represents **~17x 2026E Adj. EBITDA** and **~12x synergized Adj. EBITDA**(2) ▪ Transaction will be **funded through** a combination of **cash on hand** and **~$150M of new committed debt** ▪ **Net leverage** is expected to be **~3.8x**(3) at close and expected to **improve to below 3.0x**(3) by 2027
Leadership	▪ **IPS management team is expected to continue** to lead the business from San Diego, California following close
Timing	▪ **Expected to close in Q4 2026**, subject to customary regulatory approvals and closing conditions

1) *FCF conversion defined as (Adj. EBITDA – capex) / Adj. EBITDA.*
2) *Inclusive of >$8M of run-rate synergies expected by 2029.*
3) *Net leverage ratio is defined as the ratio of consolidated net debt outstanding, to consolidated Adjusted EBITDA, and calculated in accordance with the terms of Nayax's debt agreement.*

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Accelerating the Next Phase of Growth

Enhance Addressable Market Opportunity

- Immediate **entry** into smart parking, **expanding addressable cashless TPV by ~$85B** [(1)] to $342B [(2)] by 2029
- IPS is a **scaled platform** for Nayax entry into parking, with over $90M in 2026E revenue, 250k+ spaces, 550+ customers, operating across US, UK, Ireland and Canada

Full Stack Mobility Platform with Cross-sell Potential

- **Fully integrated** payment, compliance and management solutions purpose built for **mobility**
- Opportunity to **offer Nayax's payments and EV charging solutions** to the installed base

Durable Customer Base

- Adds a new, diversified blue-chip customer base with average tenure of **8+ years**[(3)]
- Long-term municipal contracts drive **highly recurring revenue**

International Expansion

- IPS is expected to **grow ~20% organically in 2026E**, expanding across the UK, Ireland and Canada
- Nayax's global platform supports the **IPS expansion** playbook to improve penetration in North America and expand across Continental Europe and other geographies

Improves Financial Profile

- Adds predictable recurring revenue, and is **accretive to Gross margin, Adj. EBITDA margin, Adj. EPS and Free Cash Flow conversion;** expected to deliver **run-rate Adj. EBITDA synergies of >$8M** by 2029
- Aligns our progress toward **Nayax's 2028 financial targets** of ~$1B revenue and 50% Gross Margin, and 30% Adj. EBITDA Margin

Source: Research report regarding the unattended and connected machines dated 2024 and global parking payments opportunity dated 2026 by one of our Third-Party Market Research Firms.

1) *Represents incremental global cashless parking payment volume opportunity beyond unattended parking terminals, including mobile, app-based, and other digital payment methods.*
2) *Represents Nayax's estimated 2029 total cashless transaction volume opportunity, inclusive of existing unattended commerce verticals and parking payments.*
3) *Average Tenure for top 25 customers by ARR as of 2025.*

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5 5 Enhances Addressable Market Opportunity Source: Research report regarding the unattended and connected machines dated 2024 and global parking payments opportunity da ted 2026 by one of our Third - Party Market Research Firms. 1) Represents estimated 2025 cashless payments volume opportunity across existing unattended commerce verticals. 2) Represents incremental global cashless parking payment volume opportunity beyond unattended parking terminals, including mobi le, app - based, and other digital payment methods addressable after the acquisition of IPS. 3) Nayax projected addressable TAM of $257B for 2029E includes $15B related to unattended parking terminals. 4) Represents 2025 - 30 CAGR. $257B $85B 2025 2029E Acquisition Unlocks Incremental ~$85B TPV $129B (1) $342B TPV Opportunity Uplift from IPS Current Markets TPV (2) Nayax Addressable TPV (3) ▪ Parking is a $123B TPV growing at 7 (4) %; cashless payments are increasing penetration growing at 8% (4) ▪ Nayax’s current addressable TPV projected to grow from $129B to $257B in 2029 ▪ IPS expands Nayax beyond unattended terminals into mobile, app - based, and other digital parking payment channels ▪ Acquisition unlocks an incremental ~$85B addressable TPV 2029E

IPS at a Glance

Established provider of fully integrated smart parking technology solutions for municipalities, private operators and universities, headquartered in San Diego

Fully Integrated Parking Platform

- **Payment Solutions:** Meters, PARK SMARTER®, TEXT-TO-PAY™
- **Compliance:** Enforcement & permitting, DMV services, sensors
- **Management:** Data management, payment processing, Elevate™

Municipalities anchor the base with multi-year contracts with strong traction within Universities and Private Operators

High recurring revenue mix from up-selling payment, compliance and management solutions into the installed base

Cross-sell runway with mobile payments, and enforcement and permitting solutions

By the Numbers (2026E)

>$90M REVENUE	**>60%** RECURRING REVENUE MIX
~$21M ADJ. EBITDA	**~80%** FCF Conversion[1]

250k+ MANAGED SPACES	**$519M** TOTAL CASHLESS TRANSACTION VOLUME[1]	**~200** EMPLOYEES

Geographic Footprint

U.S. | UK | Ireland | Canada

Customer Base

Municipalities | Universities | Private Operators

1) *FCF conversion defined as (Adj. EBITDA – capex) / Adj. EBITDA.*
2) *Figures as of Mar '26 LTM.*

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IPS Has a Full-Stack Parking Platform

Payment Collection Solutions



Single & Multi-Space Meters

Advanced on- and off-street meters with granular curb data



PARK SMARTER® Mobile Payments

Contactless payment, wayfinding and account management in one app



TEXT-TO-PAY™

Accountless, app-free payment via SMS and QR code

Compliance Solutions



Enforcement & Permitting

Automates citation management and permit compliance end to end



DMV Services

Nationwide registered-owner data to lift collection on violations



Vehicle Detection Sensors

3D stereoscopic sensors determining real-time occupancy

Management Solutions



Data Management System

Central control point orchestrating real-time data across the platform



Payment Processing

Proprietary, fully compliant processing integrated across solutions



Elevate™

Real-time dashboards, predictive analytics and AI scenario modeling

IPS covers the full parking lifecycle from meters to payments, mobile app, enforcement, permitting, and data analytics

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8 8 IPS Establishes Mobility as a Core End - Market for Nayax What IPS Enables in the Mobility End - Market ▪ Parking entry – 250k+ managed spaces and 550+ customers across the US, UK, Ireland and Canada ▪ Full - stack platform – Payments, enforcement, permitting, sensors and data in one integrated system ▪ Building out the platform layer – Parking payments are often procured as integrated solutions; expanding the platform widens the serviceable fee pool ▪ EV charging offer to the IPS base – Nayax can offer EV charging to IPS’s customer base ▪ Convertible payment volume onto Nayax rails – $519M in total cashless transaction volume as of Mar '26 LTM Automated & Self - Service Mobility Parking Nayax Parking Today Cashless payment acceptance only With IPS Mo bile payments, meters, enforcement, permitting and curb data

9 9 IPS Accelerates Nayax's Integrated Mobility Strategy EV Charging Parking Platform Transportation One Integrated Mobility Platform Nayax well - positioned in how an electrifying world parks, charges, and pays EV BAY One Session Parking Charging One Tap One Bill One Platform Operators manage parking and charging from one platform with a single point of support, one vendor to deploy and call rather than two systems run side by side One Experience Drivers park and charge in a single tap within one interface, seeing one flow and one charge instead of two apps and two payments One Payout Operators receive parking and charging revenue in a single settlement, with both lines reconciled to one payout and none matched by hand

Deepening Market Presence

Nayax
Global unattended commerce, payments and loyalty platform

Scaled SMB focused Customer Base
125k+
Customers

Global Customer Reach
120+
Countries served

Strong Expansion Engine
120%
Dollar net retention

Existing Municipality Experience
Lynkwell
Comprehensive EV charging platform

+

IPS
Full-stack smart parking platform

Blue-chip Customer Base
550+
Active customers

Sticky Customer Relationships
8+ years
Average top 25 customer tenure

Highly Recurring Revenue
>60%
Recurring revenue mix

Long-term Contracts
5-7 years
Average contract term at signing

Adds a blue-chip customer base with durable recurring revenue

Note: Nayax and IPS metrics as of Jun '26, unless otherwise specified.

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11 11 Nayax Global Footprint Creates Runway for IPS Expansion Nayax Nayax & IPS ▪ IPS operates across the U.S., UK, Ireland, and Canada today ▪ Nayax serves 120+ countries globally ▪ Significant runway to scale IPS, increase penetration in North America and expand across continental Europe and other geographies

12 12 IPS Unlocks Significant Revenue and Cost Synergies Payment Processing Opportunity to migrate IPS existing cashless payments volume to Nayax’s processing platform International Expansion Continental Europe is the largest opportunity, building on IPS's traction in Canada, Germany and France EV Charging Cross - Sell IPS's municipal relationships open a route to bundle parking and Nayax’s EV charging offerings into a single higher - value transaction Cost Synergies Leveraging Nayax's supplier relationships to improve equipment costs >$8M of run - rate Adj. EBITDA synergies expected by 2029

13 13 IPS Acquisition Expands Nayax’s Topline and Profitability Pro Forma (2026E) Nayax ( (2026 Guidance) IPS2(0 (2026E) >$600 $510 - 520 >$90 Revenue $106 - 111 $85 - 90 ~$21 Adj. EBITDA ▪ IPS adds a highly predictable revenue stream supported by long - term customer contracts ▪ IPS land - and - expand model combined with Nayax’s payments and EV charging capabilities offers cross sell opportunity ▪ Accelerates progress toward Nayax’s 2028 goals of $1B in revenue, with 50% Gross margin and 30% Adj. EBITDA margin Note: $M. All figures shown on a 2026E basis unless otherwise specified. Excludes synergies. Purchase price represents ~17x I PS 2026E Adj. EBITDA, or ~12x inclusive of >$8M of run - rate synergies expected by 2029. Pro forma figures are illustrative and are not reflected in Nayax's current 2026 guidance.

14 14 ▪ Combines hardware, software and payments , mirroring Nayax’s platform Foundational Building Blocks ▪ High - frequency , low - value transactions requiring integrated payments Unattended by Design ▪ Nayax’s global infrastructure supports international expansion Global Leverage ▪ Multi - year contracts and reputation - driven procurement Recurring Revenue Visibility IPS Represents a Strong Fit Within Nayax’s M&A Strategy